Inova Technology, Inc.

8300 W. Sahara Ave. #2300

Las Vegas, NV 89102

October 16, 2012

United States Securities and Exchange Commission
Attn: Dietrich King & Daniel Leslie
Mail Room 4561
Washington, D.C. 20549

Re: Inova Technology, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 21, 2012
File No. 333-182813

Dear: Ms. King & Mr. Leslie:

In response to your letter dated, October 10, 2012, regarding the above referenced filing of Inova Technology, Inc. (the Company), we are submitting this amendment on Form S-1/A#2 with an original copy and one marked copy. In the marked copy we have indicated which comment the revision is in response to in parenthesis. We believe these amendments should solve the problems raised in your comments.

Registration Statement on Form S-1

General

1.
We note your response to comment 2 in our letter dated September 21, 2012, as well as the revisions you have made to various headings on pages 52 through 55 of your amended registration statement. Regarding the information on pages 52 to 55, to the extent this information is not part of Note 19 to the financial statements, please delete this information, as similar information is presented elsewhere in the prospectus. Similarly, please delete the information on page 64.

We have deleted these items

Bob Bates

Inova Technology, Inc.

October 16, 2012

Prospectus Cover Page, page 1

2.
We note your response to comment 8 in our letter dated September 21, 2012. Please provide us with the following information, and revise the registration statement accordingly to reflect such information:

•
the date on which the offering will terminate. If you do not know this date yet, please tell us how you intend to determine it (e.g., nine months from the effective date of the registration statement);

•	whether you reserve the right to terminate the offering sooner than the stated termination date;

•	whether you reserve the right to extend the duration of the offering beyond the stated termination date; and

•	if you reserve the right to extend the duration of the offering, the length of time by which the offering can be extended (e.g., six months).

   We have clarified the offering period is for a minimum of 9 months, with a possible 6 month extension

3.
We note your response to comment 7 in our letter dated September 21, 2012, as well as your revised disclosure. Please correct the cross-references to the first page of the risk factor section of the prospectus. The current cross-references are not correct.

We have corrected this

Directors, Executive Officers, Promoters and Control Persons, page 17

Security Ownership of Certain Beneficial Others, page 19

4.
We note your response to comment 17 in our letter dated September 21, 2012, as well as the revisions you made to the footnotes of your beneficial ownership table. Your disclosure appears to state that Southbase LLC, Southbase International, and Advisors LLC may each be the beneficial owners of more than 5% of your common stock. We note, however, that these entities are not listed in the beneficial ownership table, but rather are mentioned in footnotes to the beneficial ownership table. To the extent that any of these entities beneficially owns 5% or more of your common stock, please list in the beneficial ownership table the names of each of these entities, the number of shares owned, and the percentage of their beneficial ownership of your common stock. Additionally, for each entity listed in your beneficial ownership table, including the four individuals currently listed in your beneficial table and any of the three entities above added as a result of this comment, please disclose by footnote or otherwise the number of shares directly owned, the name of any person or entity through which shares are beneficially owned, and the nature of any relationship between the beneficial owner and the actual owner. For additional guidance, please see Item 403 of Regulation S-K.

5.

We have corrected the table to include SB International as a beneficial owner

Management’s Discussion and Analysis of Financial Condition and Results…, page 20

Adjusted EBITDA, page 22

5.	We note your response to comment 20 in our letter dated September 21, 2012. Please revise to retitle your non-GAAP measure that includes adjustments to the standard definition of EBITDA.

We believe the prior amendment reflected adjusted EBITDA in the headers

6.
We note your response to comment 21 in our letter dated September 21, 2012. Please explain how your deletion of the loss on transfer of financial assets and liabilities did not result in a similar revised adjustment for 2011. In this regard, Note 4 discloses servicing fees of $296,829 for 2011. Further, please revise to separately list each adjustment to your non-GAAP measure. That is, please revise your table to reflect a separate line item for your gain on derivative liabilities and gain on debt extinguishment.

The 2011 figures were correct so required no adjustment. We have made separate lines for each gain.

Liquidity and Capital Resources, page 23

7.
We note your response to comment 22 in our letter dated September 21, 2012; however, we do not see where any revisions were made responsive to our comment. You refer to the non-GAAP measure EBITDA. If you intended to refer to Adjusted EBITDA, please revise to retitle your reference to EBITDA. If you did not intend to refer to Adjusted EBITDA, then please revise to provide the disclosure required by Item 10(e) of Regulation S-K.

We believe the prior amendment reflected adjusted EBITDA in the headers

Market for Common Equity, page 23

8.
We note your response to comment 6 in our letter dated September 21, 2012, as well as your revised disclosure. Consistent with the changes you have made to page 1 of the prospectus, please further revise page 23 to change the exiting reference to “OTC” to “OTCQB.”

We have corrected this

Dilution, page 24

9.
Please show us how you calculated your net tangible book value per share of ($.09) as of September 24, 2012 based on a net tangible book value as of September 24, 2012 of $(7.6) million and 463,688,715 shares of common stock outstanding after the offering.

We have corrected this calculation

Financial Statements, page 30

Note 4 –Contract Receivables & Credit Facility Receivable, page 38

10.	We note your response to comment 26 in our letter dated September 21, 2012 and your revised disclosure that the $5.5 million in gross profit is net of servicing fees. Given your fiscal 2012 disclosure of $15.9 million of accounts receivable sold to NETF and NETF’s assumption of $10.4 million in accounts payable resulting in a difference of $5.5 million, please clarify how the servicing fees are considered in the transfer of funds and how you derived $5.5 million in gross profit net of servicing fees. Please include illustrative journal entries in your response.

We have corrected this wording to reflect it's not net of fees. Our journal entry to record this is:

Cash x

A/R x

Servicing fee x

Due from GTF x

Item 16.  Exhibits, page 66

11.	We note your response to comment 29 in our letter dated September 21, 2012. Please further revise your exhibit index as follows:

•	please identify in the exhibit index the filing in which your articles of incorporation and bylaws (exhibit 3.1) are located;

•	please re-label the consent of your counsel from exhibit 14.1 to the exhibit number indicated in Item 601 of Regulation S-K; and

•	please revise the exhibit index to reflect that counsel’s opinion and consent have been filed.

We have corrected our exhibits

Exhibit 5.1

12.
We note in the second full paragraph of counsel’s opinion that counsel has limited its examination to the company’s certification of incorporation and bylaws. As so limited, the opinion does not appear to comply with Item 601(b)(5) of Regulation S-K. Please see Section II.B.1.a. of Staff Legal Bulletin 19, which is available on our website. Please have counsel either remove this limitation or appropriately expand it.

Counsel has corrected the letter

13.	Please have counsel revise its opinion to consent to being named in the registration statement. Please see Section IV. of Staff Legal Bulletin 19.

Counsel has corrected the letter

Form 10-Q for Fiscal Quarter Ended July 31, 2012

14.
Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, you have omitted the introductory language in paragraph four and paragraph 4(b) referring to internal control over financial reporting. Further, in the first sentence of your certificates, the certifying officer`s name should appear but not his title. Please amend to provide complete certifications. Further, please note all amendments must be filed under cover of the form amended and marked with the letter "A" to designate the document as an amendment pursuant to Rule 12b-15.

We have filed an amended 10Q

Other: There was a prior comment regarding the 10K. We believe that since there were no numerical changes to the financial statements it does not need to be amended. Please advise if you concur.

Also please advise if we would be eligible for acceleration at this point, since there are very few open comments and they may be able to be resolved via phone conversations.

Bob Bates

Inova Technology, Inc.

October 16, 2012

We hope that this amendment satisfies your concerns.  Please let us know if you have any further comments.

Regards,

Bob Bates, CFO